June 9, 2011

VIA EDGAR AND COURIER

Patrick Gilmore
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Verisk Analytics, Inc. 2010 Annual Report on Form 10-K Filed on February 28, 2011 File No. 001-34480

Ladies and Gentlemen:

Verisk Analytics, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1934, its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2010.

We are writing to respond to the comments raised in your letter to the Company dated May 25, 2011. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our response are to page numbers in the Form 10-K. Capitalized terms defined in the Form 10-K and used in this letter but not otherwise defined herein have the meanings assigned to them in the Form 10-K.

Item 6. Selected Financial Data, page 29

1.	We note the EBITDA non-GAAP financial measure disclosed on page 31 is calculated differently than that described as EBITDA in Item 10(e)(1)(ii)(A) of Regulation S-K. Please tell us how you considered Question 103.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures with regard to characterizing this non-GAAP measure as “EBITDA”. Similar concerns apply to your Forms 8-K filed February 28, 2011 and May 3, 2011.

Response: Going forward the Company’s presentation of EBITDA for future filings will adhere to the definition of EBITDA as described in Item 10(e)(l)(ii)(A) of Regulation S-K.

As relates to the Form 10-K for the year ended December 31, 2010, and the Form 8-K filings referenced within the Staff’s comments, the Company respectfully notes that the difference in definition is related to the exclusion of a favorable “acquisition related liabilities adjustment” equal to $544,000 from our EBITDA. The inclusion of this amount would increase EBITDA for the year ended December 31, 2010 from $508,496,000 to $509,040,000, as the $544,000 is a reduction of total expenses (an insignificant difference of 0.1%). The Company believes appropriate narrative and tabular disclosures were included to describe this measure to investors within the filings referenced, such as those included within the Selected Financial Data table within the Form 10-K for the year ended December 31, 2010.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies:
(b) Revenue Recognition, page 66

2.	We note that for software arrangements related to your property-specific rating and underwriting information and loss prediction solutions that include post-contract customer support (“PCS”), you recognize software license revenue ratably over the duration of the annual license term as vendor-specific objective evidence of PCS, the only remaining undelivered element, cannot be established. Please clarify whether PCS associated with these arrangements is coterminous, and if not, how you considered the guidance in ASC 985-605-25-70.

Response: The post-contract customer support (“PCS”) associated with these arrangements is coterminous with the duration of the license term. The Company will clarify this point within its next quarterly report on Form 10-Q.

(d) Fixed Assets and Finite-lived Intangible Assets, page 67

3.	We note your software development costs are capitalized in accordance with ASC 350-40. Please clarify whether these costs solely relate to the software services you provide and account for under ASC 605. If these costs also relate to your software licensed or hosted and accounted for under ASC 985-605, tell us how you considered the guidance in ASC 985-20-25 and ASC 605-55-125 regarding the capitalization of such costs. In your response, also tell us whether you have capitalized any costs pursuant to the guidance in ASC 985-20-25.

Response: A significant amount of the Company’s capitalized software development costs relates to internal-use software for internal efficiencies, other non-software services, and hosting arrangements. In accordance with ASC 985-605-55-125, the development costs within the hosting arrangements are capitalized under ASC 350-40. Although revenue is recognized under ASC 985-605, the capitalization of these software development costs under ASC 985-20-25 is not significant compared to the total capitalized software development costs. This is consistent with our response to a previous SEC comment in a letter dated October 7, 2008 and within the Liquidity and Capital Resources section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company will continue to evaluate the amounts capitalized pursuant to guidance within ASC 985-20-25. To the extent that the amounts capitalized become significant, the Company will add additional disclosure.

Note 20. Commitments and Contingencies, page 107

4.	We note that you have settled, or have agreed to settle, certain litigation related to your Xactware and Interthinx subsidiaries but have not disclosed the amounts of the respective settlements. Please tell us the amount of the settlements related to these cases, including your consideration for disclosing such amounts, and whether any amounts were accrued as of December 31, 2010. Refer to ASC 450-20-50.

Response: The Schaffer v. State Farm Fire & Cas., et al. case was settled in June 2010. The Settlement Agreement and Release resulted in a de minimis settlement cost for the Xactware subsidiary. The Renata Gluzman v. Interthinx, Inc. case was settled during the first quarter of 2011 with a de minimis settlement cost for the Interthinx subsidiary. In the aggregate, the settlement amounts did not exceed $500,000 and were paid almost entirely by the Company’s insurance policy coverage. The Company did not disclose the amount of the settlements, as the amounts were not material to the liquidity and cash flows of the Company and the Company had minimal exposure after consideration of the amounts covered by insurance.

In connection with the Company’s responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,

/s/ Frank J. Coyne
Frank J. Coyne
Chairman of the Board of Directors and
Chief Executive Officer

cc: Jennifer Fugario (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.: Kenneth E. Thompson (Verisk Analytics, Inc.)